EXHIBIT 99.1

Inventiva Announces Last Patient Visit in NATiV3 Phase 3 Clinical Trial of Lanifibranor in MASH

  Last patient completed final 72-week visit in NATiV3, with 1,009 patients enrolled in the main cohort and 410 patients in the exploratory cohort
  Topline results of NATiV3 expected in Q4 2026
  September investor conference participation and timing of H1 2026 financial results update

Daix (France), New York (New York, United States), September 2nd, 2026 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral small molecule therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the last patient has completed their final 72-week visit in the NATiV3 Phase 3 clinical trial evaluating lanifibranor for the treatment of patients with MASH with moderate and advanced fibrosis.

NATiV3 enrolled 1,009 adults with biopsy-proven non-cirrhotic MASH and F2/F3 fibrosis, with an additional 410 patients enrolled in an exploratory cohort. With the last patient having completed their final visit, all patients have completed the 72-week treatment period.

Inventiva expects to report topline results from NATiV3 in the fourth quarter of 2026, as previously communicated. If the results are favorable, the Company anticipates regulatory submission in the first half of 2027 and is preparing for a potential U.S. launch of lanifibranor in 2028, subject to FDA approval.

Andrew Obenshain, Chief Executive Officer, Inventiva: “Our ambition is to develop a treatment that can make a meaningful difference for patients, and reaching last patient, last visit in NATiV3 is an important milestone for Inventiva and for the development of lanifibranor in noncirrhotic MASH. We are deeply grateful to the patients who participated in the study and to the investigators and clinical teams who led its execution alongside our dedicated Inventiva team. We now look forward to topline results later this year.”

Prof. Arun Sanyal, M.D., Director of the Stravitz-Sanyal Institute for Liver Disease and Metabolic Health, Virginia Commonwealth University and co-principal investigator of NATiV3, stated: "Having been involved in the clinical program of lanifibranor over the years, it is particularly meaningful to see the last patient complete their final visit in this important Phase 3 trial. Given the significant unmet need in MASH, where many patients continue to face limited treatment options and the burden of a progressive disease, and the positive results observed in the NATIVE Phase 2b trial, I am looking forward to the topline read-out of the NATiV3 trial and the potential for lanifibranor to become a leading treatment for MASH.”

Prof. Sven Francque, M.D., Ph.D., Professor of Gastroenterology and Hepatology at the University of Antwerp and co-principal investigator of NATiV3, stated: “The completion of NATiV3 marks an important milestone for the MASH field and for the development of next-generation PPAR therapies. Lanifibranor’s pan-PPAR mechanism has the potential to address the complexity of MASH disease, by working on the interconnected pathways through both intrahepatic and extrahepatic effects. The NATIVE Phase 2b results provided compelling clinical evidence of the potential of this broad mechanism, with improvements in both MASH and fibrosis. I very much look forward to the NATiV3 topline results.”

NATiV3 is a randomized, double-blind, placebo-controlled clinical trial designed to evaluate the long-term efficacy and safety of lanifibranor (800mg/daily and 1200mg/daily) in 1009 adult patients with biopsy-proven non-cirrhotic MASH and F2/F3 stage of liver fibrosis. The effect of lanifibranor will be assessed on several histological endpoints, including MASH resolution and improvement of fibrosis of at least one stage after 72 weeks of treatment. An exploratory cohort has enrolled 410 patients with MASH and F1 through F4 stage of liver fibrosis. Following completion of the 72-week treatment period, patients participating in NATiV3 had the option to continue into a 48-week open-label extension period, during which all patients, including those originally randomized to placebo, receive active treatment with lanifibranor. This extension will provide additional information on the longer-term safety of lanifibranor.

September Investor Conference Participation

Inventiva leadership will be participating in the following healthcare conferences in September, presentation details are as follows:

Conference:	Morgan Stanley 24th Annual Global Healthcare Conference Fireside Chat with Andrew Obenshain, CEO, and Jason Campagna, President of R&D and CMO
Date:	September 15, 2026
Time:	4:50 – 5:25 pm ET

Conference:	Stifel 2026 Virtual Cardiometabolic Forum Fireside Chat with Andrew Obenshain, CEO, Jason Campagna, President of R&D and CMO and Axel-Sven Malkomes, CFO
Date:	Wednesday, September 30, 2026

Conference:	Jefferies Healthcare C-Suite "Back to School" Series 2026 Fireside Chat with Andrew Obenshain, CEO, Jason Campagna, President of R&D and CMO and Axel-Sven Malkomes, CFO
Date:	Wednesday, September 30, 2026
Time:	10:00 – 11:00 am ET

Next Financial Results Publication

The Company also provided updated timing for financial results for the first half of 2026: Monday September 28, 2026 revised from the previously disclosed date of Friday, September 25, 2026.

Inventiva’s management will hold a conference call in English, followed by a Q&A session, on Monday, September 28, 2026, at 8:00 am (New York), 2:00 pm (Paris). Participants wishing to join the conference call by phone and ask questions must register in advance here. Upon registration, participants will receive dial-in details by email. The live webcast may be accessed on the Events section of the Inventiva website. A replay of the conference call will be available after the event on the Company’s website.

About Lanifibranor

Lanifibranor, Inventiva’s lead product candidate, is an orally available small molecule that acts to induce antifibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor (“PPAR”) isoforms, which are well-characterized nuclear receptor proteins that regulate gene expression. Lanifibranor is a PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well-balanced activation of PPARα and PPARδ, and a partial activation of PPARγ. While there are other PPAR agonists that target only one or two PPAR isoforms for activation, lanifibranor is the only pan-PPAR agonist in clinical development for the treatment of MASH. Inventiva believes that lanifibranor’s moderate and balanced pan-PPAR binding profile contributes to the favorable tolerability profile that has been observed in clinical trials and preclinical studies to date. The FDA has granted Breakthrough Therapy and Fast Track designation to lanifibranor for the treatment of MASH. Lanifibranor is an investigational medicine and has not been approved for use by any regulatory authority. Its safety and efficacy have not been established.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Lisa Buffington: media@inventivapharma.com	Investor Relations David Nikodem: IR@inventivapharma.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including the quality of trial results, design, duration, timing, costs, and funding, timing of clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, and Inventiva's future activities, expectations, plans, growth and prospects. Some of these statements, forecasts, and estimates may be identified by the use of words such as, without limitation, “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” and other similar expressions. These statements are not historical facts, but rather statements of future expectations and other forward-looking statements based on management's beliefs. These statements reflect the opinions and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend on factors beyond Inventiva's control. There can be no guarantee, with respect to product candidates, that clinical trial results will be available on schedule, that future clinical trials will be initiated as planned, that product candidates will receive the necessary regulatory approvals, or that the milestones planned by Inventiva or its partners will be achieved on schedule, or even at all. Future results may differ materially from the anticipated future results, performance, or achievements expressed or implied by these statements, forecasts, and estimates due to a number of factors, including the fact that interim data or data from any interim analysis of ongoing clinical trials do not predict the future results of clinical trials, the fact that the DMC's recommendation does not prejudge any eventual marketing authorization, that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on recruitment or the final impact on the results or timing of the NATiV3 trial or related regulatory issues, Inventiva is a clinical-stage company with no approved products and no historical revenue, Inventiva has incurred significant losses since its inception, Inventiva has never generated revenue from product sales, Inventiva will need additional capital to fund its operations, without which Inventiva may be required to significantly reduce its activities, delay or discontinue one or more of its research or development programs, expand its activities or capitalize on its business opportunities, and may not be able to continue as a going concern. Inventiva's ability to obtain financing and complete potential transactions on a timely basis, as well as whether, when, and to what extent dilutive instruments may be exercised and by which holders, Inventiva's future success depends on the successful clinical development, regulatory approvals, and subsequent commercialization of lanifibranor, preclinical studies or previous clinical trials are not necessarily predictive of future results, and the results of Inventiva's and its partners' clinical trials may not support Inventiva's and its partners' claims regarding product candidates, Inventiva's expectations regarding its clinical trials may prove to be incorrect, and regulatory authorities may require additional stops and/or modifications to Inventiva's clinical trials. Inventiva's expectations regarding the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva's ability to implement its commercialization, marketing, and manufacturing capabilities and strategy, Inventiva's ability to successfully cooperate with its existing partners or enter into new partnerships, and to fulfil its obligations under any agreements entered into in connection with such partnerships, the benefits of its current and future partnerships on the clinical development, regulatory approvals, and, if applicable, commercialization of its product candidates, as well as the achievement of milestones and timelines anticipated in connection with such partnerships, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of the applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, the recruitment and retention of patients in clinical trials is a costly and time-consuming process that could be made more difficult or impossible by multiple factors beyond the control of Inventiva and its partners, Inventiva's product candidates may cause adverse reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces significant competition, and Inventiva's activities, preclinical studies, and clinical development programs, as well as timelines, Inventiva's financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, adverse conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and the resulting sanctions, the conflict in the Middle East and the related risk of a wider conflict and ongoing conflicts, epidemics, and macroeconomic conditions, including changes in international trade policies, global inflation, fluctuations in financial and credit markets, customs duties and other trade barriers, political unrest and natural disasters, uncertain financial markets, and disruptions in banking systems. In light of these risks and uncertainties, no representation is made as to the accuracy or completeness of these forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts, and estimates are only valid as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Inventiva LVLP - EN 09 02 2026 (https://ml-eu.globenewswire.com/Resource/Download/9e3f8b7a-ca18-4e26-ae5f-31d7978c30ac)